UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

SoFi Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
83406F102
(CUSIP Number)

Kenneth A. Siegel, Esq.	Scott Lesmes, Esq.
Morrison & Foerster LLP	David P. Slotkin, Esq.
Shin-Marunouchi Building, 29th Floor	Morrison & Foerster LLP
5-1, Marunouchi 1-Chome	2100 L Street, NW, Suite 900
Chiyoda-ku, Tokyo, 100-6529 Japan	Washington, DC 20037
011-81-3-3214-6522	(202) 887-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 83406F102
1	NAMES OF REPORTING PERSONS
Delaware Project 10 L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
63,651,933

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
63,651,933

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
63,651,933

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 922,377,054 Shares outstanding on July 29, 2022, as reported by the Issuer in its Form 10-Q filed with the SEC on August 9, 2022.

(The terms used above are defined in the Explanatory Note of this Schedule 13D Amendment, and in Items 1, 2 and 6 of the Schedule 13D).

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CUSIP NO. 83406F102

1	NAMES OF REPORTING PERSONS
SoftBank Group Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
63,651,933

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
63,651,933

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
63,651,933

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 922,377,054 Shares outstanding on July 29, 2022, as reported by the Issuer in its Form 10-Q filed with the SEC on August 9, 2022.

(The terms used above are defined in the Explanatory Note of this Schedule 13D Amendment, and in Items 1, 2 and 6 of the Schedule 13D).

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CUSIP NO. 83406F102
EXPLANATORY NOTE

This Amendment No. 5 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2021, as amended by the Schedule 13D Amendment No. 1 filed with the SEC on July 23, 2021, Schedule 13D Amendment No. 2 filed with the SEC on November 15, 2021, Schedule 13D Amendment No. 3 filed with the SEC on April 1, 2022 and Schedule 13D Amendment No. 4 filed with the SEC on August 8, 2022  (as amended by the Schedule 13D Amendment, the “Schedule 13D”), is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), and its wholly owned subsidiary Delaware Project 10 L.L.C, a Delaware limited liability company (“Project 10 LLC”, and together with SoftBank, the “Reporting Persons”), with respect to the common stock, par value $0.0001 per share (the “Shares”), of SoFi Technologies, Inc., a Delaware corporation (the “Issuer”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged.  Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented to include the following:

(a)-(b) The information contained in lines 7 to 11 and 13 of the cover pages of this Schedule 13D Amendment is incorporated herein by reference.  Project 10 LLC beneficially owns 63,651,933 Shares, which represents approximately 6.9% of the 922,377,054 Shares outstanding as of July 29, 2022, as reported by the Issuer in its Form 10-Q filed with the SEC on August 9, 2022.  Project 10 LLC is an indirect, wholly owned subsidiary of SoftBank.  As a result, SoftBank may be deemed to beneficially own the shares of Common Stock beneficially owned by Project 10 LLC.

 (c) On August 9, 2022, the Reporting Persons sold 4,650,000 Shares at a weighted average price of $7.42, with sales prices ranging from $7.26 to $7.75.  On August 10, 2022, the Reporting Persons sold 5,910,744 Shares at a weighted average price of $7.79, with sales prices ranging from $7.52 to $7.94.  On August 11, 2022, the Reporting Persons sold 9,004,300 Shares at a weighted average price of $7.75, with sales prices ranging from $7.37 to $8.14. The Reporting Persons undertake to provide the Issuer, any stockholder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in this Item 5(c).

Other than the sale of Shares in the open market transactions described above, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons set forth on Appendices A‑1 and A-4, has effected any transaction in Shares during the past sixty (60) days.

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CUSIP NO. 83406F102
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2022

SOFTBANK GROUP CORP.

By:	/s/ Yuko Yamamoto
Name:	Yuko Yamamoto
Title:	Head of Corporate Legal Department

DELAWARE PROJECT 10 L.L.C.

By:	/s/ Stephen Lam
Name:	Stephen Lam
Title:	Manager

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